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THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Anything Internet Corporation
                          -----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    037351103
                               -------------------
                                 (CUSIP Number)


                                 Larry G. Arnold
                             Chief Executive Officer
                          Anything Internet Corporation
                      10333 East Dry Creek Road, Suite 270
                                 (303) 662-0900
           ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    10/22/00
           ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.


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CUSIP NO. 037351103                  13D                       Page 8 of 7 Pages

1        NAME OF REPORTING PERSON

         Banyan Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               a
                -----

                           N/A
               b
                -----

3        SEC USE ONLY

4        SOURCE OF FUNDS *

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) X
                           ---

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER:

         732,934

8        SHARED VOTING POWER:

         0

9        SOLE DISPOSITIVE POWER:

         732,934

10       SHARED DISPOSITIVE POWER:

         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         732,934

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

         N/A

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         10.87%

14       TYPE OF REPORTING PERSON *

         CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1:  SECURITY AND ISSUER

     This Schedule relates to the acquisition (the "Acquisition") of beneficial ownership of Common Stock, no par value per share (the "Common Stock"), of Anything Internet Corporation (hereinafter the "Company"), whose principal place of business is located at 10333 East Dry Creek Road, Suite 270, Englewood, CO 80112. The names and addresses of the Company's principal executive officers are:

     Larry G. Arnold:           Chief Executive Officer
                                10333 East Dry Creek Road, Suite 270
                                Englewood CO 80112

     Edgar P. Odenwalder III:   President
                                10333 East Dry Creek Road, Suite 270
                                Englewood CO 80112


ITEM 2:  IDENTITY AND BACKGROUND OF REPORTING PERSON

     a.   Name of Reporting Person--Banyan Corporation

     b. Address of Principal Business Office--4740 Forge Road, Bldg. 112, Colorado Springs, Colorado 80907

     c. Principal Business--Banyan Corporation's principal business is the manufacture and marketing of personal computer products including carrying cases for notebook computers and other portable electronic devices.

     d. On January 20, 1999 Mr. Cameron Yost, a current director and a former executive officer of Banyan Corporation, was convicted of two counts of mail fraud, one count of conspiracy and one count of securities fraud by the United States District Court for the Southern District of New York. The sentencing for these convictions is currently pending as a result of Mr. Yost's post trial motion for a new trial.

     e. During the past five years, neither Banyan Corporation nor any executive officer or director of Banyan Corporation has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws.

     f.   Place of Organization--Colorado.

     Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.


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ITEM 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

     As of October 22, 2000, the Reporting Person is eligible to convert 236,470 shares of the Preferred Class A Stock of the Company into Common Stock of the Company at a conversion rate of three shares of Common Stock of the Company per one share of Preferred Class A Stock of the Company.

ITEM 4:  PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares that are the subject of this Schedule for investment purposes and possibly to influence the control of the Company. The Reporting Person may buy or sell additional shares of Common Stock in the open market or privately on such terms and on such times as the Reporting Person considers desirable. Any decision by the Reporting Person to increase, decrease or dispose of its position in the Company would be based upon factors, including, but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transactions and prevailing market conditions. The Reporting Party has no other plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than as disclosed above); provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or


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     j.   Any action similar to any of those enumerated above.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 732,934 shares of Common Stock of the Company. The Reporting Person's beneficial ownership represents 10.87% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

     b. The Reporting Person has the sole power to vote and dispose of 732,934 shares of Common Stock of the Company.

     c.   Not applicable.

     d.   Not applicable.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Lawrence Stanley, the President and Chief Executive Officer of Banyan Corporation and Karen Sebastiani, an employee of Banyan Corporation currently serve as directors on the board of directors of the Company. Neither Mr. Stanley nor Ms. Sebastiani have been nominated for reelection to the board of directors of the Company, which election is scheduled to occur on November 14, 2000.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.




/s/ Lawrence Stanley                            Date: November 2, 2000
-----------------------------                         ------------------
Lawrence Stanley


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APPENDIX A

                                    DIRECTORS



The following is a list of all Directors of Banyan Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                               Lawrence Stanley

Business Address:                   4740 Forge Road, Bldg. 112
                                    Colorado Springs, CO 80907

Principal Occupation:               Chairman, Director, President, and Chief
                                    Executive Officer of Banyan Corporation.

Name, principal                     Banyan Corporation, a manufacturer and
business and address of             marketer of personal computer products.
corporation or other                4740 Forge Road, Bldg. 112
organization in which               Colorado Springs, CO 80907
employment is
conducted:


Name:                               Lloyd K. Parrish, Jr.

Business Address:                   110 South Main Street, Suite 510
                                    Wichita, Kansas  67202

Principal Occupation:               President of Parrish Corporation

Name, principal.                    Parrish Corporation, an oil and gas property
business and address of             operation and management firm.
corporation or other                110 South Main Street, Suite 510
organization in which               Wichita, Kansas  67202
employment is
conducted:


Name:                               Jeffrey M. Rhodes

Business Address:                   8870 Edgefield Drive
                                    Colorado Springs, CO  80920

Principal Occupation:               Chief Technical Officer of Platte Canyon
                                    Multimedia Software Corporation.


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Name, principal                     Platte Canyon Multimedia Software
business and address of             Corporation, a business that develops
corporation or other                training software for software programs.
in which employment                 8870 Edgefield Drive organization
is conducted:                       Colorado Springs, CO 80920